UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for

December 2015 Up 8.5 % Year over Year

Mexico City, January 5, 2016 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for December 2015 increased by 8.5% when compared to December 2014.

This announcement reflects comparisons between December 1 through December 31, 2015 and 2014. Transit and general aviation passengers are excluded.

Domestic
Airport	December 2014	December 2015	% Change
Cancún	498,091	529,329	6.3%
Cozumel	10,952	13,616	24.3%
Huatulco	46,141	46,592	1.0%
Mérida	126,299	147,279	16.6%
Minatitlán	20,614	21,505	4.3%
Oaxaca	47,949	58,701	22.4%
Tapachula	20,455	26,946	31.7%
Veracruz	100,429	104,110	3.7%
Villahermosa	105,219	110,618	5.1%
Total Domestic	976,149	1,058,696	8.5%

International
Airport	December 2014	December 2015	% Change
Cancún	1,122,165	1,226,738	9.3%
Cozumel	33,743	33,822	0.2%
Huatulco	14,044	15,005	6.8%
Mérida	10,480	10,728	2.4%
Minatitlán	820	1,014	23.7%
Oaxaca	4,271	4,865	13.9%
Tapachula	702	833	18.7%
Veracruz	9,881	7,263	(26.5)%
Villahermosa	5,810	5,154	(11.3)%
Total International	1,201,916	1,305,422	8.6%

ASUR Page 1 of 2

Total
Airport	December 2014	December 2015	% Change
Cancún	1,620,256	1,756,067	8.4%
Cozumel	44,695	47,438	6.1%
Huatulco	60,185	61,597	2.3%
Mérida	136,779	158,007	15.5%
Minatitlán	21,434	22,519	5.1%
Oaxaca	52,220	63,566	21.7%
Tapachula	21,157	27,779	31.3%
Veracruz	110,310	111,373	1.0%
Villahermosa	111,029	115,772	4.3%
ASUR Total	2,178,065	2,364,118	8.5%

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: January 5, 2016